Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT
OF IMV INC.

1.	Name and Address of Company

IMV Inc. (“IMV” or the “Company”)
130 Eileen Stubbs Avenue, Suite 19
Dartmouth, Nova Scotia
B3B 2C4

2.	Date of Material Change

May 7, 2020

3.	News Release

On May 7, 2020, IMV issued a news release through the services of Business Wire with respect to the material change described below.

4.	Summary of Material Change

On May 7, 2020, the Company announced the closing of its previously announced non-brokered private placement (the “Private Placement”) of 8,770,005 units of the Company (each, a “Unit”) at Cdn$2.86 per Unit for gross proceeds of approximately Cdn$25.1 million.

5.	Full Description of Material Change

5.1	Full Description of Material Change

On May 7, 2020, the Company announced the closing of its previously announced Private Placement of 8,770,005 Units at Cdn$2.86 per Unit for gross proceeds of approximately Cdn$25.1 million. The size of the Private Placement has increased by approximately Cdn$2.8 million following the Company’s earlier announcement on April 30, 2020.

Each Unit consists of one common share of the Company (“Common Share”) and 0.35 of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant entitles its holder to purchase one Common Share at an exercise price of Cdn$3.72 per share and is exercisable until May 7, 2022.

The Company intends to use the net proceeds from the Private Placement for the clinical development of its lead candidate, DPX-Survivac, currently being assessed in advanced ovarian cancer, as well as in multiple clinical studies in combination with Merck’s Keytruda®. The balance of the net proceeds will be used for general corporate purposes, including funding research and development, preclinical and clinical expenses, and corporate costs.

An insider of the Company participated in the Private Placement and purchased an aggregate of 652,174 Units. Participation of an insider of the Company in the Private Placement constitutes a “related party transaction” as defined under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”), but is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101, as neither the fair market value of securities being issued to an insider nor the consideration being paid by an insider exceeds 25% of the Company’s market capitalization. None of the Company’s directors has expressed any contrary views or disagreements with respect to the foregoing. The Company did not file a material change report 21 days prior to the closing of the Private Placement as the details of the participation of the insider of the Company had not been confirmed at that time.

For more information on the Private Placement, please refer to the news release issued by the Company on May 7, 2020.

5.2	Forward-Looking Statements

This material change report contains forward-looking information under applicable securities law. All information that addresses activities or developments that the Company expects to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In this material change report, such forward-looking statements include, but are not limited to, statements regarding the proposed use of proceeds of the Private Placement. Such statements should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks and uncertainties affecting the Company and its products.

The Company assumes no responsibility to update forward-looking statements in this material change report except as required by law. These forward-looking statements involve known and unknown risks and uncertainties and those risks and uncertainties are detailed from time to time in the Company’s ongoing filings and in its annual information form filed with the Canadian regulatory authorities on SEDAR as www.sedar.com and with the United States Securities and Exchange Commission on EDGAR at www.sec/edgar. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read the Company’s continuous disclosure documents which are available on SEDAR and on EDGAR.

6.	Reliance on Section 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information, please contact Pierre Labbé, Chief Financial Officer of IMV at (581) 741-6639.

9.	Date of report

May 12, 2020